Exhibit 99.7

NICE Delivers Major CX AI Milestone with Enlighten Managing 100 Million
Customer Interactions Per Month

Organizations of all sizes across industries utilize NICE Enlighten, NICE’s AI purpose-built for CX, to optimize automate and augment consumer and employee experience

Hoboken, N.J., March 25, 2024 – NICE (Nasdaq: NICE) today announced that NICE Enlighten, NICE’s CX AI, has reached the significant milestone of augmenting and automating over 100 million customer interactions per month. This surge manifests the growing demand that was highlighted in NICE’s 2023 earnings report with 300% year-over-year growth in the number of Enlighten AI deals signed in 2023. NICE is a leading provider of AI-powered CX solutions worldwide. This unprecedented accomplishment underscores NICE Enlighten’s pivotal role in redefining how businesses engage with their customers, leveraging advanced AI technologies to deliver unparalleled service efficiency and satisfaction.

Since launching in 2020, NICE Enlighten has been at the forefront of innovation in the CX industry, trained on decades of CX data, and operationalized across the industry’s most comprehensive CX suite of products and with the largest number of out-of-the-box AI modules. Utilizing advanced machine learning, natural language processing, and now generative AI, NICE Enlighten optimizes and personalizes interactions by understanding context, anticipating customer intents, and providing recommendations in real-time across digital and voice channels.  NICE Enlighten is embedded across the entire CXone platform to drive the best outcomes for consumers, employees, and businesses.  Combining NICE Enlighten with NICE’s award-winning CXone platform enables CX organizations to utilize their data to optimize operations and deliver next-generation CX.

Barry Cooper, President, CX Division, NICE, said, “This historic milestone demonstrates that our CX AI innovation is delivering immense value in the market. Our industry-leading NICE Enlighten drives AI-powered CX at scale to meet current enterprise needs. We are proud of the value Enlighten delivers in enabling organizations to boost CSAT, resolve issues faster, enhance the employee and consumer experience, and deliver on the bottom line.”

“NICE Enlighten AI has totally changed the way our company operates—for the best. We’re able to measure how we’re treating our guests while still focusing on sales and driving revenue. What more could we ask for in a sales environment,” said Alexandria Doucet, Open Network Exchange (ONE). ONE is a full-service solution provider in the travel industry. ONE uses Enlighten to evaluate 100% of its interactions and improve employee productivity.

Jim Lundy, CEO and Founder, Aragon Research, said, “In the last year, the market has become saturated with AI offerings, however, all are not created equal. It is paramount that CX organizations looking to implement AI only consider purpose-built AI for customer experience and not generic AI or LLMs trained on the public internet. This is how organizations can differentiate themselves in the AI era and future-proof their business operations for continued success.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.